MINNESOTA SOCCER HOLDINGS, GBC

FINANCIAL STATEMENTS

Period Ended
July 31, 2021

(Unaudited)

TABLE OF CONTENTS


INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Minnesota Soccer Holdings, GBC
Saint Paul, Minnesota

We have reviewed the accompanying financial statements of Minnesota Soccer Holdings, GBC (the "Company") (a corporation), which comprise the balance sheet as of July 31, 2021, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the period from inception (March 17, 2021) through July 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Myslajek Kemp & Spencer, Ltd.

Minneapolis, Minnesota
August 30, 2021

MINNESOTA SOCCER HOLDINGS, GBC

BALANCE SHEET
As of July 31,

ASSETS

		2021
Current assets		
Cash	$	18,015
Total assets	$	18,015

LIABILITIES AND STOCKHOLDERS' EQUITY

		2021
Current liabilities		
Due on demand loan payable - related party	$	3,000
Deferred revenue - preorder sales of merchandise		5,910
Total liabilities		8,910
Stockholders' equity		
Common stock, $.01 par value; 15,000,000 shares authorized, 85,000 issued and outstanding		850
Additional paid in capital		14,150
Accumulated deficit		(5,895)
Total stockholders' equity		9,105
Total liabilities and stockholders' equity	$	18,015

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF INCOME (LOSS)
For the period of inception (March 17, 2021) to July 31,

	2021
Gross sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
Advertising and marketing	4,406
Legal and professional fees	1,000
Merchant fees	246
Shipping	213
Office supplies and software	30
Total operating expenses	5,895
Net loss	$ (5,895)

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of inception (March 17, 2021) to July 31, 2021

	# of Shares	Common Stock	Additional Paid In Capital	Accumulated Stockholders' Deficit	Total Stockholders' Equity
Balances as of March 17, 2021	-	$ -	$ -	$ -	$ -
Contributions	85,000	850	14,150	-	15,000
Net loss	-	-	-	(5,895)	(5,895)
Balances as of July 31, 2021	85,000	$ 850	$ 14,150	$ (5,895)	$ 9,105

MINNESOTA SOCCER HOLDINGS, GBC

STATEMENT OF CASH FLOWS
Period from inception (March 17, 2021) through July 31,

	2021
Cash Flows From Operating Activities	
Net loss	$ (5,895)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Change in:	
Deferred revenue - preorder sales of merchandise	5,910
Net cash from operating activities	15
Cash Flows From Investing Activities	
Net cash from investing activities	-
Cash Flows From Financing Activities	
Proceeds from loan payable - related party	3,000
Proceeds from issuance of common stock	15,000
Net cash from financing activities	18,000
Net increase in cash	18,015
Cash, beginning of period	-
Cash, end of period	$ 18,015

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Minnesota Soccer Holdings, GBC (the "Company") was founded in March 2021. The Company's operations are devoted to providing a women-led, community-owned, and professional atmosphere within the world of women's soccer.

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes merchandising revenue at a single point in time when control is transferred to the customer and the performance obligation(s) has (have) been satisfied. This generally occurs on the date of shipment.

Advertising Costs

Advertising costs are expensed as incurred. The Company uses advertising to promote its operating activities. Advertising expense was $4,406 for the period from inception (March 17, 2021) to July 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates used in the preparation of these financial statements.

Income Taxes

The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax benefit to an amount that is more likely than not to be realizable. Changes in tax rates are reflected in the tax provision as they occur.

In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company is subject to examination by the Internal Revenue Service for three years after the most recent filing.

Date of Management's Review

Management has evaluated subsequent events through August 30, 2021, the date which the financial statements were available to be issued.

Note 2 – Due on Demand Loan Payable - Related Party

The Company entered into a loan payable with one of the Company's stockholders. There are no scheduled principal or interest payments under the note. The unpaid principal balance was $3,000 as of July 31, 2021 and is recorded as a current liability on the balance sheet.

Note 3 – Risks and Uncertainties

The COVID-19 virus outbreak in the United States has resulted in significant economic uncertainties. As of August 30, 2021, the Company has not experienced significant disruption in its operations as a result of this health crisis. However, a prolonged crisis could change those circumstances and might result in a negative financial impact to the Company. The likelihood and extent of any such financial impact cannot be reasonably estimated at this time.

Note 4 – Subsequent Events

In early August 2021, one of the stockholders invested $25,000 to purchase additional shares of the Company at par value.